Exhibit 99.1
 NASDAQ: SLGL

 FORWARD-LOOKING STATEMENTS  This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “future,” “outlook,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. The forward-looking statements in this presentation relate to, among other things, our anticipated NDA submission dates for Epsolay and Twyneo, estimated timing for the approval and launch of Epsolay and Twyneo, and estimated sales of our product candidates. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statement, including but not limited to the following: the fact that we have and expect to continue to incur significant losses; our need for additional funding, which may not be available; our ability to complete the development of our product candidates; our ability to obtain and maintain regulatory approvals for our product candidates in our target markets and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; our ability to commercialize our product candidates; our ability to obtain and maintain adequate protection of our intellectual property; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing, and distribution channels; acceptance of our product candidates by healthcare professionals and patients; the possibility that we may face third-party claims of intellectual property infringement; the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing, and sales, distribution and personnel resources than we do; potential product liability claims; potential adverse federal, state, and local government regulation in the United States, Europe, or Israel; and loss or retirement of key executives and research scientists. These and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 21, 2019, and our other reports filed with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this presentation. Any such forward-looking statements represent management’s estimates as of the date of this presentation. While we may elect to update such forward-looking statements at some point in the future, unless required by applicable law, we disclaim any obligation to do so, even if subsequent events cause our views to change. Thus, one should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this presentation. This presentation contains trademarks, trade names, and service marks of other companies, which are the property of their respective owners. We do not intend our use or display of other parties' trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.Before you invest, you should read the prospectus in the registration statement and other documents we have filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to end you the prospectus if you request it from Jefferies, Attention Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, via telephone at (877) 821-7388, or email at: Prospectus_Department@Jefferies.com or from BMO Capital Markets, Attention: Syndicate Department, 3 Times Square, 25th Floor, New York, New York 10036 or by telephone at (800) 414-3627 or by email bmpprospectus@bmo.com.

 THREE-FOLD STRATEGY  Leverage our capabilities to generate significant non-dilutive funding  Identify targeted opportunities in other areas of high unmet need where we can bring innovation and exceed current standard-of-care treatments  Successfully commercialize best-in-class dermatology brands in acne and rosacea, and maintain a leadership position in these indications

NOVEL DELIVERY SYSTEM FOR BEST-IN-CLASS TOPICAL DRUGS

1. Proprietary silica-based microencapsulation topical delivery platform for dermatology indications

2. Positive phase III results from EPSOLAY® clinical trial in papulopustular rosacea in July 2019

   NDA submission anticipated in 1H/2020

3. Positive phase III results from TWYNEO® in acne vulgaris in December 2019

   NDA submission anticipated in 2H/2020

4. Completed follow-on offering of $11.5 million in August 2019

   Successfully raised $86.3 million in IPO in February 2018

5. Non-dilutive revenues of $18.8 million from generic pipeline in the first 9 months

6. Seasoned management team with proven track record and broad dermatologic experience

Company and Products Overview | February 2020

4

PIPELINES & UPCOMING MILESTONES

BRANDED CANDIDATES	Research/ Preclinical	Phase I	Phase II	Phase III	Anticipated Milestones
EPSOLAY® Papulopustular rosacea					NDA Submission 1H/2020
TWYNEO® Acne vulgaris					NDA Submission 2H/2020
SGT-210 Palmoplantar keratoderma		Data in 1H/2021			
Tapinarof Psoriasis & other derm indications	Formulation				
Roflumilast Psoriasis & other derm indications	Formulation				

GENERIC PRODUCTS/CANDIDATES	Partner	Research	Bioequivalence	Filed	Status
Acyclovir cream, 5% (RLD: Zovirax®)	Perrigo				APPROVAL & SALES AS OF **FEBRUARY 2019**
Ivermectin cream, 1% (RLD: Soolantra®)	Perrigo				TENTATIVE APPROVAL AS OF **JANUARY 29, 2018**
5-Fluorouracil cream, 5% (RLD: Efudex®)	douglas				BIOEQUIVALENCE ACHIEVED IN **DEC 2019**

RLD, reference listed drug.

Company and Products Overview | February 2020

5

FOUNDATION FOR BRANDED PRODUCT PIPELINE

1 WHY SILICA?

FDA approved for topical use

Proprietary process produces high encapsulation efficiency

Physical properties of silica shell tuned to modify release of active ingredient

Smooth, no-grit feel for user

Strong IP protection to 2032 (EPSOLAY®) and 2038 (TWYNEO®)

2 SOL-GEL PROCESS



Silica monomers and drug substance are emulsified together



Silica monomers migrate to the oil/water interface in a well-controlled process



A silica shell, microcapsule is formed

3 POTENTIAL BENEFITS

Barrier between entrapped API and skin may reduce irritation and improve compliance

APIs stabilized via microencapsulation, allowing for novel combinations

Hurdle for generics to demonstrate similar release profile

If approved, will be first core-shell encapsulation system for topical dermatology products

Company and Products Overview | February 2020

6

 CRYO-SEM PICTURE  ENERGY-DISPERSIVE X-RAY SPECTROSCOPY MAPPING  Encapsulated Benzoyl Peroxide (E-BPO)  Skin lipids migrate through the silica shell to promote solubilization of BPO. Dissolved BPO then migrates to skin’s sebaceous follicles  Silica shell wraps BPO crystals and serves as a barrier between BPO crystals and skin, leading to less irritation      Controlled release improves tolerability

 Patents and Trademarks  # of Patents Related to Company Products  5  11  34  15  4 in US, IL, CA, EP  EPSOLAY®  5 in US, CA, EP, IL  TWYNEO®  US Patents  Granted/Allowed  Pending  Foreign Patents  Granted/Allowed  Pending  Trademarks  Registered/Allowed  Registered/Allowed  Our intellectual property is protected through a series of patent families, describing and claiming our proprietary processes, formulations, and methods of use  IP, Expiry  Product/Indication  IP Protection for Our Branded Products (US)  Granted 2038Pending 2040  Granted 2032Pending 2040  TWYNEO®acne vulgaris  EPSOLAY®subtype II rosacea      Intellectual property estate

ACNE VULGARIS

Multifactorial disease requiring powerful combination treatments

What is acne vulgaris?	A multifactorial disease of the pilosebaceous unit, involving abnormalities in sebum production, follicular epithelial desquamation, bacterial proliferation, and inflammation
How is it treated?	Topical BPO, retinoids, antibiotics, and their combinations; isotretinoin and antibiotics are mainstays of systemic therapy
What are the current treatment shortfalls?	Insufficient efficacy negatively affects self-esteem; contributes to antibiotic resistance; systemic side effects
Our solution: TWYNEO® E-BPO + E-ATRA Cream	Encapsulation allows combining 2 highly effective APIs, BPO and ATRA, that have complementary mechanisms of action Encapsulation may reduce the irritation of both BPO and ATRA Potential to be more effective than existing topical treatments



Company and Products Overview | February 2020

9

TWYNEO® STUDY DESIGN

Two Phase 3, Double-blind, Randomized, Vehicle-controlled Studies


Inclusion criteria
Age ≥9 years
≥20 to ≤100 Inflammatory lesions
≥30 to ≤150 Non-inflammatory lesions
IGA grade 3 (Moderate) or grade 4 (Severe)
Cysts/nodules ≤2
Randomization
2:1
63 Total Sites
Study 65-04: 424
Study 65-05: 434
QD, Self-applied
Twyneo® cream
(3% E-BPO, 0.1% E-ATRA)
12 weeks of treatment
Vehicle cream
Baseline
2
4
8
12
Weeks

Co-Primary Endpoints

- Proportion of subjects with an assessment of clear or almost clear and with at least a 2-grade improvement in IGA from baseline at Week 12
- Absolute change in inflammatory lesion counts from baseline at Week 12
- Absolute change in non-inflammatory lesion counts from baseline at Week 12

Safety Endpoints

- Cutaneous safety assessment, local tolerability assessment, adverse event reporting

E-ATRA=microencapsulated tretinoin; E-BPO=microencapsulated benzoyl peroxide; IGA=Investigator's Global Assessment; QD=once daily;

Company and Products Overview | February 2020

10

   Study 65-04    Study 65-05    Number of sites  32    31      Twyneo®(n=281)  Vehicle (n=143)   Twyneo®(n=290)  Vehicle (n=144)   Age, yearsMean (SD)Median (range)  20.9 (8.48)18.0 (11-67)  21.4 (8.62)18.0 (10-57)  20.1 (6.96)18.0 (10-51)  20.3 (6.67)18.5 (9-42)  Sex, n (%)MaleFemale  106 (37.7%)175 (62.3%)  60 (42.0%)83 (58.0%)  117 (40.3%)173 (59.7%)  67 (46.5%)77 (53.5%)  Ethnicity, n (%)Hispanic/LatinoNot Hispanic or LatinoUnknown/Not Reported  102 (36.3%)178 (63.3%)1 (0.4%)  44 (30.8%)98 (68.5%)1 (0.7%)  85 (29.3%)204 (70.3%)1 (0.3%)  56 (38.9%)87 (60.4%)1 (0.7%)   IGA severity Moderate Severe  251 (89.3%)30 (10.7%)  132 (92.3%)11 (7.7%)  262 (90.3%)28 (9.7%)  133 (93.0%)10 (7.0%)  Inflammatory lesion countMean (SD)Median (range)  33.5 (14.62)28.0 (20-92)  33.5 (14.69)28.0 (20-90)  28.2 (8.70)25.0 (20-62)  27.5 (8.52)25 (20-75)  Non-inflammatory lesion countMean (SD)Median (range)  48.6 (20.24)42.0 (30-148)  47.1 (19.97)41.0 (30-140)  44.6 (18.03)39.0 (23-149)  44.9 (18.82)38.0 (30-123)  Well-balanced studies at Baseline (ITT)

 Low discontinuation rate across studies    Study 65-04    Study 65-05      Twyneo®(n=281)  Vehicle (n=143)  Twyneo®(n=290)  Vehicle (n=144)  Randomized Subjects          Discontinued  32  12  48  12  Adverse events  4 (1.4%)  0  12 (4.1%)  0  Lost to follow-up  10 (3.6%)  7 (4.9%)  15 (5.2%)  7 (4.9%)  Lack of efficacy  0  0  0  0  Pregnancy  1 (0.4%)  0  1 (0.3%)  0   Protocol violation  2 (0.7%)  0  0  0   Withdrawal by parent/guardian  4 (1.4%)  1 (0.7%)  4 (1.4%)  0   Withdrawal by patient  9 (3.2%)  4 (2.8%)  14 (4.8%)  5 (3.5%)  Physician decision  1 (0.4%)  0  1 (0.3%)  0  Condition worsened  0  0  0  0  Other   1 (0.4%)  0   1 (0.3%)  0  Completed  249 (88.6%)  131 (91.6%)  242 (83.4%)   132 (91.7%)

 Co-primary endpoint (itt)  IGA Treatment Success at Week 12  Percent of subjects achieving IGA success at Week 12  P<0.001  Study 65-04  Vehicle(n=143)  Vehicle  P=0.017  Study 65-05  (n=290)  (n=144)  (n=281)

 Co-primary endpoint (itt)  Absolute Mean Change From Baseline in Inflammatory Lesions at Week 12  P<0.001  P=0.018  Study 65-04  Study 65-05  Mean reduction in inflammatory lesion count from baseline at Week 12  Vehicle(n=143)  (n=281)  (n=290)  Vehicle(n=144)

 Co-primary endpoint (itt)  Absolute Mean Change From Baseline in Non-Inflammatory Lesions at Week 12  Mean reduction in non-inflammatory lesion count from baseline at Week 12  Study 65-04  Study 65-05  P<0.001  P<0.001  Vehicle(n=143)  Vehicle(n=144)  Twyneo®(n=281)  Twyneo®(n=290)

 SUCCESS IN IGA IN RECENT ACNE TRIALS*  Trials With Highest Difference in IGA Between the Active Arm and the Vehicle Arm   *Sol-Gel did not conduct a head-to-head comparison trial or study. The results described above are for illustrative purposes only and should not be construed as conclusions to be drawn as if we conducted a head-to-head comparison trial or study  Percent of subjects achieving IGA success at Week 12 normalized to vehicle    Twyneo®  Winlevi®  Seysara®

 SUCCESS IN IGA IN MODERATE Subjects*  Trials With Highest Difference in IGA Between the Active Arm and the Vehicle ArmModerate Subjects at Baseline Only  Percent of subjects achieving IGA success at Week 12 normalized to vehicle    Twyneo®   *Sol-Gel did not conduct a head-to-head comparison trial or study. The results described above are for illustrative purposes only and should not be construed as conclusions to be drawn as if we conducted a head-to-head comparison trial or study

 Twyneo®(n=281)  Supportive efficacy analysis*(itt)  IGA Treatment Success Over Time  Percent of subjects achieving IGA success  Week  Week  Study 65-04  Study 65-05    *Percent of subjects with an assessment of clear or almost clear and with at least a 2-grade improvement in IGA from baseline, at Weeks 2, 4 and 8  Vehicle(n=143)  Twyneo®(n=290)  Vehicle(n=144)

 Supportive efficacy analysis* (itt)  Mean Reduction in Non-Inflammatory Lesion Count Over Time  Mean change from baseline in non-inflammatory lesion count  Study 65-04  Study 65-05  Week  Week  Mean change from baseline in inflammatory lesion count  Study 65-04  Study 65-05  Week  Week  Mean Reduction in Inflammatory Lesion Count Over Time  *Mean change from baseline in inflammatory and non-inflammatory lesion counts from baseline to Week 2  Twyneo®  Twyneo®

 Safety & tolerability  Nearly all AEs were mild or moderate in severityTotal of 18 subjects discontinued from Studies 65-04 and 65-05 due to a TEAE: 18 (2%) in Twyneo® and 0 in vehicle No treatment-related SAEs were identified in either study2 subjects reported SAEs in Study 65-05; (1) Twyneo® subject reported depression        Study 65-04    Study 65-05    Most frequent non-cutaneous TEAEs (≥1% in any treatment arm), n (%)  Twyneo®  Vehicle   Twyneo®  Vehicle   Safety population  n=274  n=139  n=281  n=138  Upper respiratory tract infection  6 (2.2%)  3 (2.2%)  1 (0.4%)  2 (1.4%)  Headache  3 (1.1%)  1 (0.7%)  1 (0.4%)  0  Nasopharyngitis  1 (0.4%)  0  4 (1.4%)  0  Attention deficithyperactivity disorder  0  2 (1.4%)  0  0  Viral upper respiratorytract infection  0  0  1 (0.4%)  2 (1.4%)  SAE=serious adverse event; TEAE=treatment-emergent adverse event

 Local Skin Tolerability assessment* at week 12  *Safety population  Study 65-04  Study 65-05

 Local skin tolerability assessments over time   Safety population for Study 65-04 (n=274). Safety population for Study 65-04 (n=281). BL=baseline; 12W=12 weeks   Erythema Scaling Pigmentation Dryness Itching Burning Stinging   Percent of subjects  BL 12W  BL 12W  BL 12W  BL 12W  BL 12W  BL 12W  BL 12W  BL 12W  BL 12W  BL 12W  BL 12W  Study 65-05  Study 65-04  BL 12W  BL 12W  BL 12W

 Encapsulation aims to reduce irritation of BPOPotential to be more effective than existing treatmentsPotential to be first FDA-approved single-agent BPO Rx drug product     Chronic, inflammatory condition that primarily affects the face and is often characterized by flushing, redness, inflamed bumps, and pustules  Topical antimicrobials (metronidazole, clindamycin); topical anti-mite (ivermectin); systemic antibiotics (minocycline, doxycycline)  Insufficient efficacy resulting in poor adherence, contributing to antibiotic resistance; systemic side effects  What ispapulopustular rosacea?  How is it treated?  What are the current treatment shortfalls?  Papulopustular rosacea  Inflammatory condition with poor adherence to current treatments    Our solution: EPSOLAY®Encapsulated benzoyl peroxide (E-BPO)

EPSOLAY® STUDY DESIGN

Two phase III, double-blind, randomized, vehicle-controlled studies

Inclusion criteria

- Male and female ≥18 years of age
- Clinical diagnosis of moderate to severe rosacea
- ≥15 to ≤70 inflammatory lesions
- ≤2 nodules

Randomization

2:1

54 Total Sites
Study 54-01: 361
Study 54-02: 372

EPSOLAY® cream, 5% (once daily)

12 weeks of treatment

Vehicle cream (once daily)

Baseline 2 4 8 12
Weeks

PRIMARY ENDPOINTS:

- Proportion of patients with the primary measure of success, "Clear" (0) or "Almost clear" (1), in the Investigator Global Assessment (IGA) relative to baseline at Week 12
- Absolute mean change in inflammatory lesion counts from baseline to Week 12

Company and Products Overview | February 2020

24

 STUDY POPULATIONS & DISCONTINUATION  Study 54-02  Study 54-01  Percent of patients  EPSOLAY®  Vehicle  Randomized (n=243), Safety (n=239),Per Protocol (n=190)  Randomized (n=118), Safety (n=113),Per Protocol (n=93)  Randomized (n=250), Safety (n=249),Per Protocol (n=235)    Percent of patients  Randomized (n=122), Safety (n=120),Per Protocol (n=113)  Intent-to-treat population.

 Patient severity at baseline    Study 54-01    Characteristic  EPSOLAY®  Vehicle   IGA “Moderate”IGA “Severe”  210 (86.4%)33 (13.6%)  104 (88.1%)14 (11.9%)  Mean lesion count (SD)Median lesion count (range)  25.7 (11.07)22.0 (15-69)  26.3 (12.45)21.0 (15-70)  Study 54-02    EPSOLAY®  Vehicle   227 (90.8%)23 (9.2%)  112 (91.8%)10 (8.2%)  29.8 (14.00)25.0 (15-70)  27.5 (13.04)22.5 (15-70)

 Primary endpoints (itt)  Study 54-02  Study 54-01  P<0.001  P<0.001  Success in IGA at Week 12  Inflammatory Lesion Count Change From Baseline at Week 12  P<0.001  P<0.001  Study 54-02  Study 54-01  ITT, intent-to-treat.

 Secondary endpoint (itt)  Inflammatory Lesion Percent Change From Baseline to Week 12  P<0.001  P<0.001  Study 54-02  Study 54-01

 Success in iga (itt)  Week 2Exploratory Endpoint  P=0.009  P=0.017  Study 54-02  Study 54-01  Week 4Secondary Endpoint  P<0.001  P=0.009  Study 54-02  Study 54-01  Week 8Secondary Endpoint  P<0.001  P=0.006  Study 54-02  Study 54-01

 Inflammatory lesion Count Change from Baseline (itt)  Study 54-02  Study 54-01  P<0.001  P<0.001  Week 2Exploratory Endpoint  Week 4Secondary Endpoint  Week 8Secondary Endpoint  Study 54-02  Study 54-01  P<0.001  P<0.001  Study 54-02  Study 54-01  P<0.001  P<0.001

 Comparison of Onset of action tohistorical soolantra® results*  Rapid Onset of EPSOLAY®  *Sol-Gel did not conduct a head-to-head comparison trial or study. The results described above are for illustrative purposes only and should not be construedas conclusions to be drawn as if we conducted a head-to-head comparison trial or study.

 Baseline Characteristics of Active Arm  IGA  Severe  33  23  82  113  26  65  0  51  71  52  48      Moderate  210  227  369  346  172  418  557  444  443  67  77      Mild  0  0  0  0  0  0  0  0  0  8  17    Inflammatory Lesions    25.7  29.8  31.0  33.3  21.6  21.7  18.3  28.5  30.0  19.5  20.5  Inflammatory Lesions–Mean Percent Change From Baseline   Success in IGA  Difference From Vehicle  FMX103  Minocycline foam, 1.5%  10-week study  EPSOLAY®  Oral administration  16-week study  Side-by-side with other historicaltrial results*   *Sol-Gel did not conduct a head-to-head comparison trial or study. The results described above are for illustrative purposes only and should not be construedas conclusions to be drawn as if we conducted a head-to-head comparison trial or study.  12-week study  12-week study  12-week study  12-week study

 SKIN TOLERABILITY  Safety population.  Dryness  Scaling  Burning/Stinging  Itching  Percent Reporting Any (%)  Study 54-01  Percent Reporting Any (%)  Study 54-02  Dryness  Scaling  Burning/Stinging  Itching

   Study 54-01    Study 54-02    TEAEs, n (%)  EPSOLAY®(n=239)  Vehicle(n=113)  EPSOLAY®(n=249)  Vehicle (n=120)  Any TEAE  49 (20.5%)  17 (15.0%)  50 (20.2%)  22 (18.2%)  Serious TEAE  0  1 (0.4%)*  1 (0.4%)†  0  Severe TEAE  2 (0.8%)  0  2 (0.8%)‡  0  Discontinuation  5 (2.1%)  1 (0.9%)  4 (1.6%)  1 (0.8%)§  Treatment-related  14 (5.9%)  3 (2.7%)  9 (3.6%)  0  *Femur fracture.†Spinal compression fracture.‡One subject with spinal compression fracture.§Urinary tract infection—Discontinuation classified as “other reason.”  Safety population.  Treatment-emergent adverse events(TEAEs) summary

MARKET POTENTIAL FOR ACNE & ROSACEA

ACNE	ROSACEA
50 million people suffer from acne in the US (ages **12-24 years**)	Approximately **16 million people** in the US suffer from rosacea; **5-6 million** have type 2 (age **>30 years**)
~$1.9 billion branded topical market (WAC)[1]	**~$800 million** branded topical market (WAC)[1]
Treated with topicals **56%** of the time; remaining is oral[1]	Treated with topical products **76%** of the time[1]
Dermatologists account for **~60%** of acne treatments (higher for branded products)	Dermatologists account for **80%** of treatments
Combining treatments is the best way to combat acne for the majority of patients[2]	Many patients are misdiagnosed or do not seek treatment at all, creating a **large underserved** patient population

1. Symphony Health. Syneos Research & Insights "Treatment Answers"; June 2019 MAT.
2. American Academy of Dermatology. https://www.aad.org/practicecenter/quality/clinical-guidelines/acne/topical-therapies.

Company and Products Overview | February 2020
35

 EPSOLAY®  Advanced technology platform Trusted API Topical creamNon-systemicAntibiotic-freeComplimentary mechanism  Potential to advance rosacea treatment  Demonstrated strong efficacy  Demonstrated fast onset of action       Observed favorable tolerability profile

APPROACH TO BUILDING A COMMERCIAL ORGANIZATION—EFFICIENT AND EFFECTIVE

PRESCRIBER VALUE

DENSITY & PRODUCTIVITY METRICS

MARKET FACTORS



~12,000
Dermatologists

~6,500
Decile
3-10

~6,000
NP/PAs

SALES FORCE

3,280 target offices
~45-62 sales representatives

- Flexible
- Scalable
- Highly efficient

Company and Products Overview | February 2020
37

ADDRESSING ACCESS & UM FOR EPSOLAY® [1-3]

Based on ~107 MILLION LIVES[1]

Positive payer response to EPSOLAY®—Competitive pricing likely equals parity access in rosacea

PAYER RESPONSE TO CLINICAL PROFILE

~70%

COMPELLING TO DRIVE FORMULARY CONSIDERATION

Most would cover at preferred or non-preferred level depending on cost

PAYER UM POSITION BASED ON HIGHER NET-TO-PLAN PRICE

LIKELY:

- Step-through generics
- Quantity limits

POSSIBLE:

- Prior authorization to label

COMPETITIVE PRICING

COVERED OR BETTER[3]:

- **92%** Commercial
- **40%** Part D
- **74%** Medicaid

State

"If priced like Finacea, it would get parity access; 15%-20% rebate expected with WAC at parity to Finacea."

1. AIS Health, 2019. http://www.aishealth.com/about.
2. MMIT Network, 2019. http://www.mmitnetwork.com.
3. Data on file. NPG Health primary market research, 2019.

Company and Products Overview | February 2020

38

REVENUE-GENERATING GENERICS PARTNERSHIPS

Multiple Collaborations

A portfolio of generic product candidates with favorable commercial agreements that supplement our branded pipeline

Seven collaborations with Perrigo and 1 with Douglas Pharmaceuticals with 50/50 gross profit sharing

FDA Approvals

In January 2018, Perrigo received tentative approval from the FDA for ivermectin cream, 1%, developed in collaboration with Sol-Gel. Perrigo was second to file and, as of today, there is no public disclosure of a third filer to the FDA.

In February 2019, Perrigo received approval from the FDA and launched the sale of acyclovir cream, 5%, developed in collaboration with Sol-Gel. An authorized generic product entered the market in the third quarter of 2019.

Recent Developments

Bioequivalence achieved for generic 5-fluorouracil cream, 5%, for actinic keratosis, submission of abbreviated New Drug Application expected in 1H 2021.

Company and Products Overview | February 2020

39

Financial profile  Gross proceeds of $86.3 million raised in IPO of 7,187,500 ordinary shares on February 5, 2018Gross proceeds of $11.5 million raised in a public follow-on offering on August 12, 201920,387,468 shares outstanding as ofSeptember 30, 2019$57.7 million of cash and investmentsas of September 30, 2019$18.8 million in generic product revenue in the first 9 months of 2019 Cash resources expected to be sufficient to fund operational and capital expenditure requirements into the first quarter of 2021

 2021  File NDA for EPSOLAY® in 1H/2020   File NDA for TWYENO® in 2H/2020  2019  2020  Obtained ANDA approval for acyclovir cream (collaboration with Perrigo)  Reported positive phase III results for EPSOLAY® in papulopustular rosacea  Reported positive phase III results for TWYNEO® in acne vulgaris at end of 2019  Bioequivalence achieved for generic 5-fluorouracil cream, 5%       Recent milestones & next steps  US pre-launch commercial preparations     File ANDA for 5-fluorouracil cream, 5% in 1H/2021 (collaboration with Douglas)     Approval and launch of EPSOLAY®    US commercial organization fully operational    TWYNEO® granted market protection out to 2038  Approval and launch of TWYNEO® following EPSOLAY®     Recognized non-dilutive revenues early from launch of acyclovir cream (by Perrigo)  Initiated phase I PoC for SGT-210 in palmoplantar keratoderma     Top-line data expected in phase I PoC for SGT-210 in 1H/2021

 NASDAQ: SLGLwww.sol-gel.com  ©2019 Sol-Gel Technologies Ltd. All Rights Reserved. EPSOLAY® is a registered trademark of Sol-Gel Technologies Ltd. All other trademarks are the property of their respective owners.